SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2011
DIVISION OF MARKET REGULATION

11022576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMMIT BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 SOUTH FEDERAL HIGHWAY, SUITE 500
(No. and Street)

BOCA RATON (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN C. JACOBS 561-338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS LOVELACE, P.A.
(Name – *if individual, state last, first, middle name*)

1201 SOUTH ORLANDO AVENUE, SUITE 400 (Address), WINTER PARK (City) FL (State) 32789-7192 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN C. JACOBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMMIT BROKERAGE SERVICES, INC., as of FEBRUARY 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL J. LANG
Comm# DD0792996
Expires 5/29/2012
Florida Notary Assn., Inc

Notary Public

Signature

EXECUTIVE VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2010

CONTENTS

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of December 31, 2010, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2011

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 6,616,967
Deposits held at clearing brokers	128,736
Commissions receivable, net	1,272,677
Notes receivable, net	432,782
Other receivables, net	657,619
Securities owned, at fair value	16,605
Prepaid expenses	586,283
Property and equipment, net	538,217
Goodwill	500,714
Other assets	74,777
Total assets	$ 10,825,377
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,597,918
Accrued commissions expense	2,915,607
Total liabilities	4,513,525
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	-
Additional paid-in capital	13,194,934
Unearned stock-based compensation	(1,717,512)
Accumulated deficit	(5,165,570)
Total stockholder's equity	6,311,852
Total liabilities and stockholder's equity	$ 10,825,377

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Income

For The Year Ended December 31, 2010

Revenues	
Commissions	$59,921,404
Interest and dividends	1,417,650
Other	1,119,188
	62,458,242
Expenses	
Commissions and clearing costs	51,223,614
Employee compensation and benefits	6,047,375
Occupancy and equipment	796,213
Communications	283,447
Depreciation and amortization	180,654
Other operating expenses	1,764,563
	60,295,866
Income before income taxes	2,162,376
Provision for income taxes	809,247
Net income	$ 1,353,129

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2010

	Common Stock					
	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock-Based Compensation	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2009	1	$ -	$ 11,760,951	$ (1,114,477)	$ (5,618,699)	$ 5,027,775
Contribution from parent – options issued, net	-	-	1,529,246	(1,529,246)	-	-
Effect of current year earned stock amortization, net	-	-	(95,263)	926,211	-	830,948
Distribution to parent					(900,000)	(900,000)
Net income	-	-	-	-	1,353,129	1,353,129
Balances, December 31, 2010	1	$ -	$ 13,194,934	$ (1,717,512)	$ (5,165,570)	$ 6,311,852

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 1,353,129
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	180,654
Stock-based compensation	830,948
Amortization of advisor notes	394,161
Changes in:	
Deposits held at clearing brokers	(40)
Commissions receivable	29,343
Notes receivable	(31)
Other receivables	(176,957)
Securities owned	(7,224)
Prepaid expenses and other assets	41,681
Accounts payable and accrued expenses	265,615
Accrued commissions expense	489,867
Net cash provided by operating activities	3,401,146
Cash flows from investing activities	
Purchase of property and equipment	(502,619)
Net cash used in investing activities	(502,619)
Cash flows from financing activities	
Distribution made to parent company	(900,000)
Net cash used in financing activities	(900,000)
Net increase in cash and cash equivalents	1,998,527
Cash and cash equivalents at beginning of year	4,618,440
Cash and cash equivalents at end of year	$ 6,616,967

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") provides a full range of financial services primarily to retail clients through its network of approximately 190 independent branch offices and one company-owned office. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board and the National Futures Association.

CORPORATE REORGANIZATION - In 2004, the Company's stockholders approved a reorganization whereby Summit Brokerage Services, Inc. became a wholly-owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent") (the "Reorganization"). In connection with the Reorganization, all of the shares and share equivalents of SBS, including all options, warrants and preferred stock, were converted into equivalent shares and share equivalents of SFSG. The post-Reorganization capitalization of SBS consists of a single share of outstanding common stock owned by SFSG.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly-owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business) and its subsidiaries, and Summit Holding Group, Inc. All significant inter-company transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly-liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

DEPOSITS HELD AT CLEARING BROKERS - The Company has interest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - The Company does not provide an allowance for commissions and other amounts due from its clearing brokers since, in the opinion of management, such amounts are fully collectible. For commissions due from parties other than the clearing brokers, the Company reduces the gross receivable based on the length of time it has been outstanding. As of December 31, 2010, the allowance amount was not significant.

NOTES RECEIVABLE, NET - Notes receivable, net are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized, typically over a period of four years. Any amortized amounts are included in commissions and clearing costs in the accompanying Consolidated Statement of Income. The Company's policy is to establish an allowance against the net amount of the loans. Furthermore, management periodically reviews the loans to determine whether additional allowances should be recorded. As of December 31, 2010, the Company had established allowances totaling approximately $23,000. In the event a financial advisor's affiliation terminates prior to either the repayment of the loan or its complete amortization, the financial advisor is required to repay such balance to the Company.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

OTHER RECEIVABLES, NET - Other receivables, net consist primarily of amounts due from the Parent of approximately $336,000, amounts due from employees and financial advisors of approximately $154,000 and other receivables of approximately $168,000.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value, as determined by management. The resulting differences between cost and estimated fair value are included in the Consolidated Statement of Income.

PROPERTY AND EQUIPMENT, NET - Property and equipment, net are stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years (see Note 2).

COMMISSION REVENUE AND EXPENSE - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist primarily of taxes currently due plus deferred taxes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets may also be recognized for operating losses and tax credits that are available to offset future taxable income (see Note 8).

STOCK OPTIONS - The Company accounts for stock-based compensation related to both employees and non-employees using the fair market value method. Most often, options are granted for the provision of future services, such as continued employment or, in the case of independent financial advisors, their affiliation with the Company. Consequently, the options typically provide for vesting over a period of years, with a certain percentage of the options vesting each year upon the anniversary date of the grant, if the grantee is then still affiliated with the Company. In certain instances, unearned stock compensation is recorded for options issued to either employees or non-employees for services to be rendered in the future. Any unearned stock compensation is generally amortized over the period the underlying options are earned, which is typically the vesting period. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The amortization of earned stock expense related to issuances to employees is included in the accompanying Consolidated Statement of Income under the caption "Employee compensation and benefits," while the amortization of earned stock expense related to issuances to non-employees is included under the caption "Other operating expenses" (see Note 6).

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled, the valuation of intangible assets, the allowances for notes receivable from financial advisors, and stock-based compensation. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - Management has evaluated subsequent events for recognition and disclosure through February 28, 2011, the date the consolidated financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Computer systems and software	$ 370,794
Equipment and furniture	314,093
Leasehold improvements	164,658
Total	849,545
Less: accumulated depreciation and amortization	(311,328)
Total property and equipment, net	$ 538,217

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2010:

Accrued expenses and other accrued liabilities	$ 1,132,325
Accounts payable	268,053
Accrued wages	197,540
	$ 1,597,918

NOTE 4 - GOODWILL AND CUSTOMER LIST

In 2003, the Company acquired, in an asset purchase agreement, a branch office (the "Branch") from Wachovia Securities Financial Network, Inc. ("Wachovia"). The purchase price was approximately $1,856,000, which was paid to Wachovia over four years. The purchase price was paid by SBS in periodic payments over the four-year period commencing in January 2003. The continuous employment of all of the representatives operating from within the Branch was not guaranteed; however, for certain representatives who did not maintain employment with the Company through the period ended January 2, 2005, a pro-rata adjustment was made to the purchase price.

Based upon management's estimates, the original purchase price, including transaction costs, was allocated as follows: Customer list - $1,142,000; Goodwill - $532,000; Equipment - $6,000; imputed interest - $176,000. The customer list was amortized over its estimated beneficial life of six years. As of December 31, 2008, the customer list had been fully amortized.

Goodwill is reviewed for impairment at least annually, with the Company recording adjustments, if any, that are deemed appropriate. No such impairment expense was recorded in 2010.

NOTE 5 - COMMON STOCK

As a result of the Reorganization, during 2004 SFSG cancelled all of the outstanding shares of common stock and other equity instruments in SBS. The capital structure of SBS is currently comprised of a single share of common stock, which share was issued to the Parent upon the Reorganization.

NOTE 6 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS on behalf of SBS) using the fair market value method. In connection therewith, the Company records, upon the issuance of each option, Unearned Stock-Based Compensation in an amount equal to the number of shares covered by the option multiplied by the fair value per option. The amount recorded as Unearned Stock-Based Compensation is then amortized over the vesting period of the option. Consequently, the total expense recognized in the current period represents the amortized portion,

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

if any, of the fair value of all outstanding options. Subsequent to the Reorganization, the Company has not issued any options. Rather, all options granted to employees and non-employees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize as a result of these issuances is recorded by the Company.

The following schedule reflects the number of shares covered by stock option and warrant activity during 2010, including as a result of the cancellation and issuance of certain options, related to both employees and non-employees:

Shares	
New option grants – employees	1,117,444
New option grants – non-employees	848,151
New grants – employees (replacement options)	2,800,000
Forfeited, expired or exercised – employees	369,190
Forfeited, expired or exercised – non-employees	282,617
Forfeited, expired or exercised – employees (replacement options)	(2,800,000)
Amount	
Fair market value of options issued – employees	$ 451,782
Fair market value of options issued – non-employees	$ 304,636
Fair market value of options issued (net) – employees (replacement options)	$ 223,732
Earned stock expense, net – employees (including related to replacement options)	$ 674,883
Earned stock expense, net – non-employees	$ 156,065

The preceding table reflects a transaction during 2010, in which options to acquire up to 5,600,000 shares of SFSG's common stock at an exercise price of $.25 per share were cancelled, in consideration, in part, for the issuance of new options to acquire 2,800,000 shares of common stock, together with 2,800,000 shares of deferred stock. The new options were issued with an exercise price of $.50 per share and are immediately exercisable. The new options will expire, if not sooner exercised, on December 31, 2019. The deferred stock represents a contingent right to receive an equal number of shares of common stock, which will vest ratably over a period of seven years, and will be delivered upon the earlier to occur of: (i) December 31, 2019; (ii) a change in control of SFSG; or (iii) under certain circumstances, the termination of the grantee's employment with the Company. The fair market value of the replacement options and deferred stock was $223,732 and $549,096, respectively.

Stock option activity during 2010 was as follows (which represents options issued by SFSG for employees and non-employees of the Company):

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2008	18,873,427	$ 0.42
Granted	1,965,595	$ 0.74
Cancelled options	(5,600,000)	$ 0.25
Issued upon cancellation of previously granted options	2,800,000	$ 0.50
Forfeited or expired	(651,807)	$ 0.65
Exercised	(886,397)	$ 0.27
Outstanding at December 31, 2010	16,500,818	$ 0.53

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

During 2010, options to acquire 886,397 shares of SFSG's common stock with a weighted average exercise price of $0.27 were exercised, resulting in proceeds to SFSG of approximately $236,000. The approximate weighted average intrinsic value per share - that is, the difference between the market price of the common stock at the time of exercise and the exercise price - was $0.57. During 2010, warrants to acquire 200,000 shares of SFSG common stock with an exercise price of $0.30 were exercised, resulting in proceeds to SFSG of $60,000. The intrinsic value per share was $0.21. As a result of the aforementioned, SFSG recognized a tax benefit of approximately $200,000, which represents the total intrinsic value of all option and warrant exercises of approximately $543,000 multiplied by the Company's effective tax rate (see Note 8).

As of December 31, 2010, there were currently exercisable options outstanding allowing the holders thereof to purchase approximately 12.25 million shares of SFSG's common stock at a weighted average exercise price of approximately $.49 per share with a weighted average remaining contractual term of approximately 4.7 years (compared with a weighted average remaining contractual term of approximately 4.6 years for all outstanding options). The exercise prices for all outstanding, as well as currently exercisable, options range from $.28 to $1.00. As of December 31, 2010, there were outstanding warrants allowing the holders thereof to purchase 509,000 shares of SFSG's common stock at an exercise price of $0.50 per share.

For purposes of valuing options and warrants, the Company (and SFSG subsequent to the Reorganization) uses the Black-Scholes option pricing model. For the year ended December 31, 2010, the following assumptions have been utilized:

Expected life (in years)	2.2 – 10.0
Risk-free interest rate	0.94% - 3.76%
Volatility	55% - 66%
Dividend yield	0.0%

As of December 31, 2010, the Company had Unearned Stock-Based Compensation of approximately $1.72 million, which amount is expected to be recognized over a weighted average period of approximately 3.5 years.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company previously leased office space under four non-cancellable operating leases. Under these leases, the Company occupied approximately 14,200 square feet of office space in five suites within the same building in Boca Raton, Florida. On June 25, 2003, the Company entered into two of these long-term leases for space totaling approximately 6,300 square feet. These leases both commenced on February 1, 2004 and expired on January 31, 2010. On May 1, 2006, the Company entered into another long-term lease for approximately 600 square feet, which lease expired on January 31, 2010. On March 22, 2005, the Company entered into an additional long-term lease for space totaling approximately 7,400 square feet. This lease, which commenced on February 1, 2005 and expired on January 31, 2010, provided for monthly base rent in the amount of $13,579. The lease allowed for a remodeling allowance of $38,850, which had been applied as a credit to reduce rent payments made during the first six months of the lease's effective period. This credit is being amortized over the term of the lease as a reduction to the amount of rent expense. In addition to the base rent, all of these leases required the Company to pay its pro-rata share of common area expenses and management fees, which amount approximated 60% of the base rent.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Operating Leases *(Continued)*

In December 2009, the Company entered into two separate lease agreements for office space in Boca Raton, Florida to replace the lease agreements expiring on January 31, 2010. The first lease is for 13,554 square feet of office space to house the corporate headquarters for the Company's operations. The Lease Agreement took effect as of February 1, 2010 and replaced the Company's lease, which expired in January 2010. The term of the Lease Agreement is from February 1, 2010 through August 31, 2017, with the Company having the option to extend the Lease Agreement for two five-year renewal terms. Initial base rent is approximately $23,719 per month, subject to certain fixed increases over the course of the term, as set forth in the Lease Agreement. The second lease is for 4,264 square feet of office space to house certain financial advisors. The Second Lease Agreement, which was originally effective as of August 1, 2010, was amended on January 14, 2010 to provide for occupancy effective as of March 1, 2010. The term of the Second Lease Agreement is from March 1, 2010 through August 31, 2013, with the Company having the option to extend the Second Lease Agreement for one four-year renewal term and, subsequently, two five-year renewal terms. Initial base rent is approximately $7,462 per month, subject to certain fixed increases over the course of the term, as set forth in the Second Lease Agreement.

The Company also leases certain equipment under an operating lease, which lease provides for minimum monthly payments of approximately $5,700 through December 2011.

Total rent expense, including month-to-month leases for the year ended December 31, 2010, was approximately $689,000.

The approximate minimum annual, non-cancelable rent payments due under the Company's operating leases (based only on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2011	$ 447,000
2012	404,000
2013	322,000
2014	314,000
2015	324,000
Thereafter	560,000
	$ 2,371,000

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Retirement Plan

The Company has a retirement plan, which management believes qualifies as a deferred compensation plan (the "Plan"), under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate in the Plan on the first day of the month following their six-month anniversary of service. During the year ended December 31, 2010, the Company matched 100% of the eligible participant's contribution up to 3% of the participant's qualifying wages and then 50% of the next 2% of participant's contribution. Company matching contributions charged to wages and related expenses for the year ended December 31, 2010 approximated $146,300.

Natural Disasters

The Company's operations are located in an area that has been, and will potentially be, affected by tropical storms. In prior years, some portions of the Company's operations have been impacted by such storms. Although the Company maintains business interruption insurance, and has filed claims related to storms in prior years, there can be no assurance that, in the future, the amount of such proceeds will be sufficient to offset any losses incurred. The Company does not reserve any amounts for such contingency.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2010, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 8 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. As of December 31, 2010, the Company recognized a deferred tax asset of approximately $1,184,000, the significant components of which are as follows:

	Amount
Amortization of stock-based compensation	$ 751,000
Depreciation expense	157,000
Amortization of customer list and goodwill	135,000
Allowances and other items	141,000
	$1,184,000

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2010, the Company had established a valuation allowance equal to the amount of the deferred tax asset. The valuation allowance increased by approximately $197,000 during the year ended December 31, 2010.

NOTE 8 - INCOME TAXES *(Continued)*

The Company does not file separate tax returns; rather, its activity is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis. The Company's effective tax rate for the year ended December 31, 2010 differs from the statutory federal income tax rate due to the following:

Tax at statutory rate	34%
Increase (decrease) resulting from:	
Effect of state income tax	3%
Effect of non-deductible expenses, and other	3%
Other	(3%)
Effective tax rate	37%

The entire federal and state income tax provision for the year ended December 31, 2010 is considered current after giving effect to the increase in the valuation allowance.

As of December 31, 2010, with few exceptions, the consolidated income tax returns filed by SFSG are no longer subject to income tax examinations by the U.S. Federal taxing authorities for any years prior to 2007.

NOTE 9 - CONCENTRATIONS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally-insured limits.

During the year ended December 31, 2010, transactions representing approximately 42% of the Company's total commission revenues were processed through one of the Company's clearing brokers. At December 31, 2010, commissions receivable from this clearing broker represented approximately 15% of total commissions receivable.

FAIR VALUE - All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 10 - RELATED-PARTY TRANSACTIONS

During 2010, the Company paid certain costs, including dividends of $15,000, on behalf of SFSG in the amount of approximately $90,450. During 2010, the Company received from SFSG a capital contribution in the form of contributed equity of approximately $1,529,000 related to the issuance of options in SFSG. During 2010, the Company distributed $900,000 to SFSG.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $250,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31, 2010, the Company had net capital of approximately $3.4 million and the Company's aggregate indebtedness to net capital ratio was 1.34 to 1, as computed under SEC Rule 15c3-1.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Net Capital	
Total consolidated stockholder's equity	$ 6,311,852
Deductions and/or charges:	
Other deductions	(20,540)
Non-allowable assets:	
Commissions receivable	(67,157)
Notes and other receivables	(1,090,402)
Prepaid expenses	(586,283)
Property and equipment, net	(538,217)
Goodwill	(500,714)
Security deposits	(74,776)
Other non-allowable assets	(30,665)
Net capital prior to haircuts	3,403,098
Haircuts	(39,548)
Net capital	$ 3,363,550
Aggregate Indebtedness	
Items included in the consolidated statement of financial condition	
Accounts payable and accrued expenses	$ 1,597,918
Accrued commissions expense	2,915,607
Total aggregate indebtedness	$ 4,513,525
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 300,902
Excess net capital at 1,500 percent	$ 3,062,647
Excess net capital at 1,000 percent	$ 2,912,196
Ratio: Aggregate indebtedness to net capital	1.34 to 1

Reconciliation with the Company's net capital requirement computation (included in Part II of Form X-17A-5 as of December 31, 2010):

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 3,435,431
Audit adjustments and reclassifications:	
Decrease in amounts due from clearing firms	(16,308)
Increase in commissions receivable	276,762
Increase in accounts payable	(56,070)
Increase in commissions payable	(255,725)
Other adjustments	(20,540)
Net capital, as adjusted	$ 3,363,550

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2011